UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-31149

California Pizza Kitchen, Inc.

(Exact name of registrant as specified in its charter)

6053 West Century Boulevard, 11th Floor, Los Angeles, CA, 90045-6438, (310) 342-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

* On July 7, 2011, California Pizza Kitchen, Inc. (the “Company”) completed its merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 24, 2011, by and among the Company, CPK Holdings Inc., a Delaware corporation (“Parent”), and CPK Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, California Pizza Kitchen, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date:	July 18, 2011	By:	/s/ Richard Rosenfield
Richard Rosenfield
Co-Chief Executive Officer, Co-President and Director

Date:	July 18, 2011	By:	/s/ Larry S. Flax
Larry S. Flax
Co- Chief Executive Officer, Co-President and Director